

August 23, 2010

Charles K. Narang
Chief Executive Officer
NCI, Inc.
11730 Plaza America Drive
Reston, VA 20190-4764

> **Re:** **NCI, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed on March 5, 2010**
> **File No. 000-51579**

Dear Mr. Narang:

We have reviewed your response letter dated August 10, 2010 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 27, 2010.

Form 10-K for the fiscal year ended December 31, 2009 (Incorporated by Reference from the Definitive Proxy Statement filed on April 30, 2010)

Executive Compensation, page 15

1.   We note your response to prior comment 2. Please supplementally describe the process you undertook to reach the conclusion that your compensation policies and practices are not reasonably likely to have a material adverse effect on the company.

Benchmarking, page 16

2.   We note your response to prior comment 4 that you do not set a specific target percentile or range for executive compensation, but that the "officers' base salary, total cash compensation, and total direct compensation fell within the market range as determined by the Mercer study." In future filings, please disclose where each element of compensation fell in the market range of the peer group and explain any significant deviations from the range.

Short-Term Incentive Compensation, page 19

3.   It appears that you have included the target levels for your performance measures (i.e., revenue, net income, and average quarterly days sales outstanding) under the short-term incentive compensation plan, but have not disclosed the maximum or threshold levels for each of the performance measures. We note that the executive officers were awarded bonus payments for 2009 based on performance levels that exceeded the target level. In future filings, disclose the threshold and maximum performance levels in addition to the target levels for each performance measure, and specify the company's actual achievement for each measure.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

        You may contact Jan Woo, Staff Attorney, at (202) 551-3453 if you have any questions. If you need further assistance, you may contact me at (202) 551-3735.

                                        Sincerely,

                                        Barbara C. Jacobs
                                        Assistant Director